

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations


SEC MAIL PROCESSING
RECEIVED
2006
WASH DC
SECTION

Date	November 30, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.damad.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated:

November 29, 2006 - **VNU REPORTS THIRD-QUARTER RESULTS**

With kind regards,
VNU bv

Marianne Damad

VNU Group B.V.
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

ADR FILE NR. 82-2876

Date November 29, 2006

VNU REPORTS THIRD-QUARTER RESULTS

HAARLEM, the Netherlands, and NEW YORK – VNU Group B.V., a leading global information and media company, today announced its financial results for the three months and the nine months ended September 30, 2006.

Pro forma operating revenue for the third quarter was EUR 904 million, an increase of 6% in constant currency over the prior year. The 2006 amount excludes a EUR 7 million decrease in revenue due to the preliminary purchase price allocation (the "deferred revenue adjustment") related to the sale of the company to a group of private-equity investors in May. Reported operating revenue, including the deferred revenue adjustment and a negative 3% impact from foreign-currency translation, was EUR 897 million, up 2%.

For the first nine months* of 2006, pro forma operating revenue was EUR 2,737 million, up 5.5% in constant currency from operating revenue of EUR 2,523 million in 2005. The 2006 amount excludes a negative impact of EUR 58 million from the deferred revenue adjustment. Including this adjustment and the positive impact of foreign currency exchange, operating revenue was EUR 2,679 million, up 6%.

Reported third-quarter operating income was EUR 72 million, down 29% from EUR 99 million last year, while year-to-date* operating income was EUR 113 million, compared with operating income of EUR 258 million in 2005. Both the third-quarter and year-to-date* results were negatively impacted by a number of acquisition-related items. See the company's financial report, available at www.vnu.com, for more details.

Finances

At September 30, 2006, total debt was EUR 6 billion and cash balances were EUR 353 million. Capital expenditures were EUR 124 million for the first nine months of 2006, compared with EUR 127 million last year.

During the third quarter, VNU borrowed approximately EUR 5,271 million (based on actual borrowings of approximately USD 5,426 million and EUR 1,155 million) to fund partially the acquisition of the company by Valcon Acquisition B.V., representing six private-equity investors; to repay a bridge facility connected with the purchase, and to repurchase or redeem several tranches of VNU's previous debt.

* *Results for the nine months ended September 30, 2006 represent the sum of the amounts for the Predecessor period from January 1, 2006 through May 23, 2006 (the period prior to the sale of VNU to a consortium of private-equity investors), and for the Successor period from May 24, 2006 through September 30, 2006 (the period following the sale of VNU). This combination does not comply with U.S. GAAP or with the rules for pro forma presentation, but is presented in this manner because the company believes it enables a meaningful comparison of its results.*

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

Conference Call and Webcast

VNU will hold a quarterly earnings conference call, hosted by CFO Rob Ruijter, at 9:00 a.m. U.S. Eastern Standard Time (EST) on Wednesday, November 29. The call will be audio-webcast live at www.vnu.com, and an archive will be available on the web site after the call. In addition, the company has posted its full third-quarter financial report at www.vnu.com.

Forward-looking Statements

This press release includes information that could constitute forward- looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business. This list of factors is not intended to be exhaustive. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92

VNU Group bv
Condensed Consolidated Statements of Income (Loss) (Unaudited)

(EUR IN MILLIONS)	Predecessor Three months ended September 30, 2005	Successor Three months ended September 30, 2006
Operating revenues **	875	897
Costs of revenues, exclusive of depreciation and amortization	422	426
Selling, general and administrative expenses	290	314
Depreciation and amortization	64	84
Restructuring costs	-	1
Operating income **	99	72
Interest income	3	4
Interest expense	(24)	(131)
Gain on derivative instruments	4	5
Loss on early extinguishment of debt	-	(49)
Foreign currency exchange transaction loss	(8)	(65)
Equity in net income (loss) of affiliates	-	(3)
Other income (expense), net	(6)	1
Income (loss) before income taxes and minority interests **	68	(166)
Provision (benefit) for income taxes	(18)	77
Net income (loss)	50	(89)

** Revenues for the three months ended September 30, 2006 were reduced by a EUR 7 million purchase accounting adjustment. The deferred revenue adjustment also resulted in a corresponding reduction in operating income and loss before income taxes and minority interests.

VNU Group bv
Condensed Consolidated Statements of Income (Loss) (Unaudited)

(EUR IN MILLIONS)	Predecessor		Successor	Combined *
	Nine months ended September 30, 2005	Period from January 1, 2006 through May 23, 2006	Period from May 24, 2006 through September30, 2006	Nine months ended September 30, 2006
Operating revenues **	2,523	1,442	1,237	2,679
Costs of revenues, exclusive of depreciation and amortization	1,232	705	610	1,315
Selling, general and administrative expenses	846	499	442	941
Depreciation and amortization	184	106	119	225
Transaction costs	-	78	-	78
Restructuring costs	3	6	1	7
Operating income **	258	48	65	113
Interest income	10	7	6	13
Interest expense	(79)	(41)	(177)	(218)
Gain (loss) on derivative instruments	13	(7)	3	(4)
Loss on early extinguishment of debt	(75)	-	(49)	(49)
Foreign currency exchange transaction loss	(5)	(3)	(24)	(27)
Equity in net (loss) income of affiliates	7	5	(1)	4
Other income (expense), net	2	13	-	13
Income (loss) from continuing operations before income taxes and minority interests **	131	22	(177)	(155)
(Provision) benefit for income taxes	(38)	(35)	56	21
Minority interests	-	-	-	-
Income (loss) from continuing operations	93	(13)	(121)	(134)
Discontinued Operations:				
Gain on sales of discontinued operations, net of tax	-	2	-	2
Net income (loss)	93	(11)	(121)	(132)

* As described above, our combined results for the nine months ended September 30, 2006 represent the sum of the amounts for the predecessor period from January 1, 2006 through May 23, 2006 and for the successor period from May 24, 2006 through September 30, 2006. This combination does not comply with US GAAP or with the rules for pro forma presentation, but is presented because we believe it enables a meaningful comparison of our results.

** Revenues for the period from May 24, 2006 through September 30, 2006 were reduced by a EUR 58 million purchase accounting adjustment. This deferred revenue adjustment also resulted in a corresponding reduction in operating income and loss from continuing operations before income taxes and minority interests.